EXHIBIT 21.1

SUBSIDIARIES OF THESTREET, INC.(1)

ENTITY	JURISDICTION OF INCORPORATION
Bankers Financial Products Corporation	Wisconsin
SP-TSC Holdings LLC	Delaware
The Deal, LLC	Delaware

(1)	Certain other subsidiaries of TheStreet, Inc. have been omitted because, in the aggregate, they would not constitute a significant subsidiary.